Exhibit 99.1

Pony AI Inc. to Report Second Quarter 2025 Financial Results on August 12, 2025

NEW YORK, July 28, 2025 (GLOBE NEWSWIRE) -- Pony AI Inc. (“Pony.ai” or the “Company”) (Nasdaq: PONY), a global leader in achieving large-scale commercialization of autonomous mobility, today announced that it will report its unaudited financial results for the second quarter 2025 before the U.S. market opens on Tuesday, August 12, 2025.

The Company’s management will hold an earnings conference call on Tuesday, August 12, 2025, at 8:00 A.M. U.S. Eastern Time or 8:00 P.M. Beijing/Hong Kong Time on the same day.

For participants who wish to join the call by phone, please complete the online registration process using the link provided below prior to the scheduled call start time. Upon registration, participants will receive a confirmation email containing dial-in numbers, passcode, and a unique access PIN.

Participant Online Registration: https://dpregister.com/sreg/10201767/ffa814a510

A replay of the conference call will be accessible through August 19, 2025, by dialing the following numbers:

United States: 1-877-344-7529

International: 1-412-317-0088

Replay Access Code: 3152089

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.pony.ai.

About Pony AI Inc.

Pony AI Inc. is a global leader in achieving large-scale commercialization of autonomous mobility. Leveraging its vehicle-agnostic Virtual Driver technology, a full-stack autonomous driving technology that seamlessly integrates Pony.ai’s proprietary software, hardware, and services, Pony.ai is developing a commercially viable and sustainable business model that enables the mass production and deployment of vehicles across transportation use cases. Founded in 2016, Pony.ai has expanded its presence across China, Europe, East Asia, the Middle East and other regions, ensuring widespread accessibility to its advanced technology. For more information, please visit: https://ir.pony.ai.

For investor and media inquiries, please contact:

Pony.ai
Investor Relations
Email: ir@pony.ai

Christensen Advisory
Email: pony@christensencomms.com